SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	033-25900
CUSIP NUMBER	043509108

[  ]  Form 10-K     [  ]  Form 20-F     [  ]  Form 11-K     [X]  Form 10-Q     [  ]  Form NSAR     [  ]  Form N-CSR

For the period ended: August 26, 2006

[  ]   Transition Report on Form 10-K
[  ]   Transition Report on Form 20-F
[  ]   Transition Report on Form 11-K
[  ]   Transition Report on Form 10-Q
[  ]   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Ascendia Brands, Inc. 100 American Metro Boulevard, Suite 108 Hamilton, New Jersey 08619

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

[X]

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the thirteen weeks ended August 26, 2006 could not be filed within the prescribed time period because the Registrant requires additional time to complete the review of the thirteen weeks ended August 26, 2006 and the related review of Form 10-Q.

The Registrant intends to file the Quarterly Report on Form 10-Q within the prescribed period allowed by Rule 12-25 promulgated under the Securities Exchange Act of 1934, as amended.

Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

John D. Wille	609	219-0930

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
[X] Yes     [  ] No
If the answer is no, identify report(s):

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes     [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.  See attached.

Ascendia Brands, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 10, 2006	By:	/s/ Joseph A. Falsetti Joseph A. Falsetti Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ASCENDIA BRANDS, INC.

Attachment A

As preparation of the Company’s financial statements are not yet complete, as described in Part III, all amounts and percentages described below are estimates as of the date of the filing of the attached Form 12b-25.

THIRTEEN WEEKS ENDED AUGUST 26, 2006 COMPARED TO THE THIRTEEN WEEKS ENDED AUGUST 27, 2005

GENERAL

The brand portfolio has grown through acquisition of well-recognized brands from a larger consumer products company, which at the time of acquisition were considered “non-core” by their previous owner and did not benefit from the focus of senior level management or strong marketing and sales support. After acquiring a brand, the focus is to increase its sales, market share and distribution in both existing and new channels. This growth will be driven by new marketing and sales strategies, improved packaging and formulations, innovative new products and line extensions.

REVENUES

Consolidated net revenues for the thirteen weeks ended August 26, 2006 increased $7.6 million (44.9%) when compared to net revenues for the thirteen weeks ended August 27, 2005. This quarter’s volume was favorably impacted by the Company’s acquisition of the former Playtex Brands, which resulted in an additional $9.5 million in revenue this quarter, compared to prior year.

U.S. revenues from the core Lander branded products decreased during the quarter by $1.5 million, primarily related to the strategic shift to premium value higher margin products and the planned decline of extreme value products. Sales of Lander Premium Value products, which include Lander Kids 1.5 liter bubble bath and Lander Essential Bath Products, increased by $1.4 million. In addition, net revenues of extreme value products (i.e. those retailing for $1.00) and private label products decreased by $2.9 million versus prior year, reflecting the Company’s strategic shift to enhanced value, higher margin products.

Net sales derived from Lander Canada decreased by $0.4 million (10.1%) this quarter versus the same period last year. There was a decrease in extreme value products of $0.7 million, consistent with the trends previously discussed for the U.S. market. This decrease was partially offset by a positive impact from exchange rate gains of $0.3 million.

Net sales for the Wireless Application Division (“WAD”) division are not material for the thirteen weeks ended August 26, 2006 and August 27, 2005.

GROSS PROFIT

Consolidated gross profit increased to $4.5 million for the thirteen weeks ended August 26, 2006 compared to $1.2 million for the thirteen weeks ended August 27, 2005. The current quarter was favorably impacted by the Company’s acquisition of the former Playtex brands which contributed $3.1 million to gross profit. The current quarter was impacted by an additional $.7 million inventory obsolescence reserve established against acquired Playtex products. The previously described mix shift to higher margin products more than offset higher material costs compared to prior year.

Gross profit for the Company’s WAD division was not material for the thirteen weeks ended August 26, 2006 and August 27, 2005.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were $5.8 million for the thirteen weeks ended August 26, 2006 compared to $3.5 million for the thirteen weeks ended August 27, 2005. The increase of $2.3 million is mainly attributable to factors associated with company’s acquisition of the Playtex brands in November 2005 and the May 2005 merger with Cenuco, Inc. The Playtex asset acquisition accounts for $1.5 million of the increase specifically, $0.7 million relating to the amortization of intangibles assets, $0.6 million in increased sales and marketing expenses and $0.2 million for additional patent and registration costs. The balance of the increase of $0.8 million primarily relates to incremental salary, benefits and professional fees associated with being a public entity. Operating expenses in the Company’s WAD division remained unchanged as compared to prior year.

OTHER INCOME (EXPENSE)

Interest expense was $3.0 million for the thirteen weeks ended August 26, 2006 compared to $0.3 million for the thirteen weeks ended August 27, 2005. The increase of $2.7 million over the thirteen weeks ended August 27, 2005 is primarily due to both the $80 million Bridge Loan used to fund the Playtex asset acquisition and the convertible notes totaling $91.0 million issued on August 2, 2006. This Bridge Loan was liquidated against the convertible notes.

The issuance of the Convertible Notes on August 2, 2006, triggered the establishment of warrant derivative liabilities, a convertible option liability, debt discount and deferred finance fees. This resulted in an increase in other income of $13.2 million. None of this applies to the thirteen weeks ended August 27, 2005.

TWENTY-SIX WEEKS ENDED AUGUST 26, 2006 COMPARED TO THE TWENTY-SIX WEEKS ENDED AUGUST 27, 2005

GENERAL

The brand portfolio has grown through acquisition of well-recognized brands from a larger consumer products company, which at the time of acquisition were considered “non-core” by their previous owner and did not benefit from the focus of senior level management or strong marketing and sales support. After acquiring a brand, the focus is to increase its sales, market share and distribution in both existing and new channels. This growth will be driven by new marketing and sales strategies, improved packaging and formulations, innovative new products and line extensions.

REVENUES

Consolidated net revenues for the twenty-six weeks ended August 26, 2006 increased $15.1 million (44.3%) when compared to net revenues for the twenty-six weeks ended August 27, 2005. This half’s volume was favorably impacted by the Company’s acquisition of the former Playtex Brands, which resulted in an additional $18.9 million in revenue this half, compared to prior year.

U.S. revenues from the core Lander branded products decreased during the half by $3.0 million, primarily related to the strategic shift to premium value higher margin products and the planned decline of extreme value products. Sales of Lander Premium Value products, which include Lander Kids 1.5 liter bubble bath and Lander Essential Bath Products, increased by $1.8 million, partially offset by a decrease of $1.0 million in Lander 64 ounce Adult Bubble Bath attributable to a prior year promotion at a major retailer. In addition, net revenues of extreme value products (i.e. those retailing for $1.00) and private label products decreased by $4.8 million versus prior year, reflecting the Company’s strategic shift to enhanced value, higher margin products.

Net sales derived from Lander Canada decreased by $0.8 million (10.4%) this half versus the same period last year. There was a decrease in extreme value products of $1.4 million, consistent with the trends previously discussed for the U.S. market. This decrease was partially offset by a positive impact from exchange rate gains of $0.6 million.

Net sales for WAD division are not material for the twenty-six weeks ended August 26, 2006 and August 27, 2005.

GROSS PROFIT

Consolidated gross profit increased to $9.2 million for the twenty-six weeks ended August 26, 2006 compared to $2.3 million for the twenty-six weeks ended August 27, 2005. The current year was favorably impacted by the Company’s acquisition of the former Playtex brands which contributed $7.2 million to gross profit. The current year was impacted by the additional $.7 million inventory obsolescence reserve established against acquired Playtex products. The strategic shift to higher margin products partially offset increased material costs and decreased factory utilization compared to prior year.

Gross profit for the Company’s WAD division was not material for the twenty-six weeks ended August 26, 2006 and August 27, 2005.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were $10.6 million for the twenty-six weeks ended August 26, 2006 compared to $6.2 million for the twenty-six weeks ended August 27, 2005. The increase of $4.4 is mainly attributable to factors associated with company’s acquisition of the Playtex brands in November 2005 and the May 2005 merger with Cenuco. The Playtex asset acquisition accounts for $2.7 million of the increase specifically, $1.5 million relating to the amortization of intangibles assets, $1.0 million in increased sales and marketing expenses and $0.2 million for additional patent and registration costs. An increase of $0.9 million primarily for incremental salary, benefits and professional fees associated with being a public entity. The balance of the increase of $0.8 million relates to the Company’s WAD division in which $0.3 million is attributed to the amortization of intangibles assets and remaining $0.5 million for general operating expenses as compared to prior year.

OTHER INCOME (EXPENSE)

Interest expense, net increased to $5.5 million for the twenty-six weeks ended August 26, 2006. The increase of $4.8 million over the twenty-six weeks ended August 27, 2005 is primarily due to both the $80 million Bridge Loan used to fund the Playtex asset acquisition and the convertible notes totaling $91.0 million issued on August 2, 2006. This Bridge Loan was liquidated against the convertible notes.

The issuance of the Convertible Notes on August 2, 2006, triggered the establishment of warrant derivative liabilities, a convertible option liability, debt discount and deferred finance fees. This resulted in an increase in other income of approximately $13.2 million for the twenty-six weeks ended August 26, 2006. None of this applies to the twenty-six weeks ended August 27, 2005.